UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Exact name of registrant as specified in its charter)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 30, 2025, Sagtec Global Limited (the “Company”) issued a press release dated April 30, 2025, announcing its financial results for the full year ended December 31, 2024.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated April 30, 2025 titled: Sagtec Global Limited Achieves Strong Fiscal Year 2024 Performance with US$11.6 Million Revenue, Marking 78% Year-over-Year Growth

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

Date: April 30, 2025	By:	/s/ Ng Chen Lok
Ng Chen Lok Chairman, Chief Executive Officer and Executive Director

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